BANCO ITAU HOLDING FINANCEIRA S.A.

            INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2004

During the first quarter of 2004, Banco Itau Holding maintained its profitability, showing its flexibility to adjust to various macro economic scenarios.

Our achievements reflect the valuable support from our customers and shareholders, and the dedicated efforts of our employees and suppliers.

See below the highlights of Itau in the quarter. The complete Financial Statements are issued in the Itau website (http://www.itau.com.br).

1. Consolidated net income totaled R$ 876 million, with an annualized return of 31.2%.

2. Consolidated stockholders' equity of R$ 12,478 million increased by 5.0% in the quarter, while the net regulatory capital reached R$ 17,649 million. The market capitalization of Itau reached R$ 31,227 million, the highest among banks in Latin America, with an increase of 2.5% compared to December 2003.

3. The amount of interest on own capital distributed to the preferred stockholders totaled R$ 239 million, at R$ 2.09 per thousand shares.

4. Consolidated assets totaled R$ 126,979 million, a 12.3% growth compared to the first quarter of 2003. The credit portfolio totaled R$ 44,756 million. The growth of 11.7% in the loan portfolio to small and medium companies compared to the last quarter should be emphasized.

5. Total resources grew 7.8% in the period, totaling R$ 196,835 million.

6. Total technical provisions related to insurance, pension and capitalization reached R$ 8,320 million, a 73.2% growth compared to the same period of 2003. The premiums earned and pension and capitalization plans grew 20.8% as compared to March 2003.

7. In the social and cultural areas, special mention continues to the activities of Fundacao Itau Social and Instituto Itau Cultural. The programs of Fundacao Itau Social are concentrated in the areas of public education and health. The launching of the 2nd edition of the "Premio Escrevendo o Futuro" and the start up of the Program for the Improvement of Education in the Municipality, should be highlighted. The access to culture of a larger public has been guiding the Instituto Itau Cultural activities. The partnerships in Belo Horizonte with Fundacao Clovis Salgado - Palacio das Artes, the State Education Secretariat, and with Rede Minas de Televisao, and also the "Seminario Sao Paulo na Literatura" in honor of the 450th anniversary of the city of Sao Paulo, should be highlighted during the quarter.

8. Itau received new awards in the quarter. Itau was elected the Best Bank in 2003 in Brazil, Argentina and Mexico by the Emerging Markets magazine, and the Best Bank in Brazil by the magazine Global Finance. The presence of Itau among the ten most valuable brands in Latin America in 2003, according to the on-line magazine Brandchannel.com and the Award on Excellence for Customer Services, under the categories Retail Bank and Credit Card granted by the Consumidor Moderno Magazine, should also be highlighted.

9. The Ordinary and Extraordinary General Stockholders' Meeting held on April 28, 2004 decided: to cancel 664,281,925 own common treasury shares (approximately 0.57% of the capital), without reducing the amount of capital and to group the shares in the proportion of 1,000 shares per 1 share of the respective type (common or preferred), and each 2 ADRs or 1 CEDEAR will correspond to 1 preferred share.

10. The same Meeting established the sole Audit Committee for the Itau Financial Conglomerate, by changing the current Internal Controls Committee, enlarging its objectives and purposes, as established by the Resolution 3081 of the National Monetary Council and the Sarbanes-Oxley Law of the United States of America. Three independent members were appointed for the executive body: the board member, Carlos da Camara Pestana, as President of the Committe and the board members, Alcides Lopes Tapias and Tereza Cristina Grossi Togni, the latter as Committee Specialist, for her recognized knowledge in the accounting and auditing areas.

Sao Paulo, May 3, 2004.

Olavo Egydio Setubal
Chairman